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                            June 26, 2023

       Nan Wang
       Chief Financial Officer
       SINOVAC BIOTECH LTD
       No. 39 Shangdi Xi Road
       Haidian District, Beijing 100085

                                                        Re: SINOVAC BIOTECH LTD
                                                            Form 20-F
                                                            Filed May 1, 2023
                                                            File No. 001-32371

       Dear Nan Wang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F

       Introduction, page 1

   1.                                                   We note your carve-out
of Hong Kong and Macau in your definition of    China    and the
                                                           PRC.    Please
clarify that the legal and operational risks associated with operating in
                                                        China also apply to
operations in Hong Kong and Macau. Revise to clarify which of your entities are domiciled
in or have operations in Hong Kong and/or Macau, and discuss the applicable laws and
regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and
consequences.
   2.                                                   You state ""Sinovac,
   Sinovac Biotech,       Company,       we,       us,       our company,
and
                                                           our    refer to
Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries" and that
"Sinovac Antigua    refers to Sinovac Biotech Ltd. Clearly disclose
                                                        how you will refer to
the holding company and subsidiaries when providing the disclosure throughout the document
so that it is clear to investors which entity the disclosure is
 Nan Wang
SINOVAC BIOTECH LTD
June 26, 2023
Page 2
         referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, that your subsidiaries conduct operations in China. Cash and Asset Flows Through Our Organization, page 2

3. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. We note you are paid dividends by your subsidiaries, please quantify the dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
         Quantify any cash flows that have occurred between the holding company and its subsidiaries, and direction of transfer. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers or distributions have been made to date. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
Part I
Item 3. Key Information, page 2

4. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but an Antiguan holding company under the laws of Antigua and Barbuda with operations conducted by your subsidiaries. In addition, we note your company's corporate structure diagram on page 47, please provide it earlier in the Key Information section.
5. We note your disclosure regarding regulatory actions by China's government and impact.
         Please also include how such statements or actions have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
6. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. We note your discussion of the China Securities Regulatory Commission
       (CSRC) and Cyberspace Administration of China (CAC) beginning on page 26, please state whether you or your subsidiaries are covered by permissions requirements from the
       CSRC, CAC, or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such
FirstName LastNameNan Wang
       permissions or approvals are not required, or (iii) applicable laws, regulations, or
Comapany    NameSINOVAC
       interpretations changeBIOTECH
                               and you areLTD
                                           required to obtain such permissions
or approvals in the
       future.
June 26, 2023 Page 2
FirstName LastName
 Nan Wang
FirstName
SINOVACLastNameNan   Wang
           BIOTECH LTD
Comapany
June       NameSINOVAC BIOTECH LTD
     26, 2023
June 26,
Page 3 2023 Page 3
FirstName LastName
Future changes in laws, regulations or enforcement policies..., page 26

7.       We note your risk factor disclosure regarding the China Securities
Regulatory
         Commission (CSRC) recent regulation relating to overseas offerings and listings by PRC companies that went into effect March 31, 2023. Please revise to state whether the Provisional Measures apply to the company and discuss potential risks to investors if the company were to be found noncompliant.
Risks Related to Doing Business in China, page 26

8. We note the disclosed risk factors arising from the legal system in China and government involvement. Please also include that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
Complying with evolving laws and regulations regarding cybersecurity..., page
27

9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 53

10. Please expand your discussions of trends between comparative periods to more clearly identify the factors driving the changes experienced and to provide quantification where possible for each factor cited. As part of your response, please specifically address the following:
             You disclose on page 55 that the decrease was mainly due to the decreased sales of
              COVID-19 vaccine. You also state that your gross profit declined due to the decrease of the average selling price of COVID-19 vaccines. Revise to separately quantify the revenue from the COVID-19 vaccine for each of your three market types listed here, and quantify the extent to which the decrease in sales of COVID-19 vaccine was due to lower price of the vaccine versus lower volume of doses sold.
             You disclose on page 54 that a portion of your Cost of sales as "idle capacity"
              including $97.5 million in 2022. Revise to more clearly disclose the reasons for the idle capacity in each of the periods presented.
             You disclose on page 55 that the increase in Selling, general, and administrative expenses in 2022 was mainly due to the establishment of a long-term employee incentive plan offset by lower selling expenses. Revise this section to quantify each of these factors.
 Nan Wang
FirstName
SINOVACLastNameNan   Wang
           BIOTECH LTD
Comapany
June       NameSINOVAC BIOTECH LTD
     26, 2023
June 26,
Page 4 2023 Page 4
FirstName LastName
                You disclose on page 55 that your Research and development expenses "primarily represented expenditures on the advancement of pipeline vaccines" without further explanation for the changes between periods. Revise to more clearly identify the reasons for the 185% increase in these expenses from 2021 to 2022. Consider providing a breakdown of such expenses by product candidate, and for any expenses that are not allocated to a specific product candidate, consider providing a breakdown by type of expense.
                Revise to discuss the changes reflected in your Other income (expense), net line item, given the change from negative $90 million in 2021 to positive $302 million in
              2022.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent, page 94

11. We note your statement that you reviewed public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
12. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
13. We note that your disclosures pursuant to Items 16I(b)(2) that no Antigua or PRC governmental entities owns any shares of Sinovac Antigua or its subsidiaries. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b)
         requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nan Wang
SINOVAC BIOTECH LTD
June 26, 2023
Page 5

        You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Contact
Austin Pattan at (202) 551-6756 or Andrew Mew at (202) 551-3377 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Doris Stacey Gama at 202-551-3188 or Jason
Drory at 202-551-8342 with any other questions.



                                                        Sincerely,
FirstName LastNameNan Wang
                                                        Division of Corporation
Finance
Comapany NameSINOVAC BIOTECH LTD
                                                        Office of Life Sciences
June 26, 2023 Page 5
cc:       Benjamin Su, Esq.
FirstName LastName